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                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated January 27, 2004


                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


                  Form 20-F    x             Form 40-F _____
                             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes _____                  No   x
                                                -----

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/01/27

                                  Chunghwa Telecom Co., Ltd.

                                  By:    /s/   Hank H. C. Wang
                                         -----------------------------------
                                  Name:  Hank H. C. Wang
                                  Title: Senior Managing Director
                                         Finance Department

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                                     Exhibit

Exhibit      Description

   1 Press Release on 2004/01/27: Announcement of Unaudited Results for Twelve Months to 2003.

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                                                                       EXHIBIT 1

Press Release on 2004/01/27:

                                CHUNGHWA TELECOM

           Announcement of Unaudited Results for Twelve Months to 2003

Taipei, January 27, 2004: Chunghwa Telecom Co., Ltd. ("Chunghwa Telecom" or "the Company" (TSE: 2412, NYSE: CHT) today announced its un-audited operating results for the fiscal year ending December 31, 2003. All results listed in this press release are based on ROC GAAP. Total revenue for the year amounted to NT$179,143 million, operating costs and expenses NT$120,854 million, and net income NT$48,398 million. Net income per share for fiscal year 2003 was NT$5.02, exceeding previously released guidance.

Total revenues were 0.9% higher than previously released guidance, and revenues for fixed line and leased line businesses experienced higher growth than expected. A key reason for the better than forecasted top line growth, is due to Chunghwa Telecom's employees' successful promotion of a wide-variety of services, despite fierce competition in Taiwan's fully liberalized telecommunications market. . Growth in Chunghwa's mobile and data services fell a little short of previously released expectations. Due to the Company's strict cost and expense controls, total operating costs and expenses were 2% less than originally forecast. In conclusion, total net income was 8% above previously released guidance and was higher than all other telecom operators in Taiwan.

Chunghwa Telecom made significant operational advances in 2003 with strong subscriber growth in its ADSL and mobile phone business lines, and both services continue to hold leading market share positions in Taiwan. In 2004, the management of Chunghwa Telecom believes that the Company's financial and operating performance will exceed 2003's due to a recovery in the Taiwanese economy, and that the Company will continue to create value for its shareholders, customers, and employees.

About Chunghwa Telecom:

Chunghwa Telecom Co., Ltd. is the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. The Company provides fixed line services, including local, domestic long distance and international long distance, wireless services, and Internet and data services, including Internet service provider, asymmetrical digital subscriber line services and leased line services. The Company's shares have been listed on the Taiwan Stock Exchange since October 2000 under the ticker "2412". The Company's principal executive office is located at 21-3 Hsinyi Road, Section 1 Taipei, Taiwan, Republic of China.


FOR MORE INFORMATION PLEASE CONTACT:

Chunghwa Telecom Co., Ltd.
Ms. Fu-Fu Shen
Senior Director, Investor Relations
Phone: 886-2-2344-5488
Email: ffshen@cht.com.tw